Exhibit 99.4

NEWS RELEASE

Goldgroup REPORTS SELECTED Drill RESULTS HIGHLIGHTING

GROWTH POTENTIAL AT DON DAVID

Drilling Supports Production Replacement, Defines Mineralized Extensions

and Advances Newly Identified Targets

Vancouver, Canada – August 17, 2026 – Goldgroup Mining Inc. (“Goldgroup” or the “Company”) (TSXV:GORO, NYSE American:GORO, FSE:55G) is pleased to report selected drill results from its Don David Gold Mine (“DDGM”) complex in Oaxaca, Mexico. During the seven months ended July 31, 2026, the Company completed 25,726 meters of diamond drilling in 123 holes, primarily comprising infill and expansion drilling at DDGM’s producing underground Arista and Alta Gracia mines.

Active Exploration Program Advancing Growth Opportunities

The program comprised approximately 16,249 meters of infill drilling, 8,794 meters of expansion drilling and 683 meters of ore-control drilling, with more than 97% of the total directed toward infill and expansion programs. During the period, up to five underground drill rigs and two surface drill rigs were deployed, with a maximum of six rigs operating concurrently.

This release also includes selected previously unpublished results from the second half of 2025 that remain relevant to unmined extensions, emerging targets or the current geological interpretation.

Arista Mine

At the Arista Mine, the program returned mineralized intercepts from the Three Sisters-Gloria and Arista vein systems, including mineralized intersections within the Gloria corridor. Drilling continued to define the Marena North, Splay 31, and Viridiana vein extensions and to advance the recently identified Isabel SE and Laura vein targets. The results support near-term mine planning and ongoing production-replacement drilling while identifying areas with potential for future resource additions.

Alta Gracia Mine

At the Alta Gracia Mine, where exploration drilling recommenced in November 2025, the program progressed from surface expansion drilling to underground infill and expansion drilling. Mining restarted on February 20, 2026, and continued drilling returned significant silver-gold intercepts from the Mirador and Independencia vein systems and related structures.

Drill Highlights

Arista Mine: Three Sisters–Gloria vein system: Sadie 1 – Hole 525086: 1.92 meters ETW grading 13.49 g/t Au, 931 g/t Ag and 26.78 g/t AuEq, including 1.11 meters ETW grading 20.00 g/t Au, 1,155 g/t Ag and 36.48 g/t AuEq.

Arista Mine: Arista vein system: Viridiana – Hole 526010: 5.59 meters ETW grading 0.49 g/t Au, 442 g/t Ag and 6.80 g/t AuEq, including 1.78 meters ETW grading 0.51 g/t Au, 1,309 g/t Ag and 19.19 g/t AuEq.

Alta Gracia Mine: Independencia W1 – Hole 426014: 2.55 meters ETW grading 1.66 g/t Au, 1,695 g/t Ag and 25.85 g/t AuEq, including 0.95 meters ETW grading 3.00 g/t Au, 3,460 g/t Ag and 52.38 g/t AuEq.

“Don David currently has two producing mines with substantial exploration opportunities across multiple mineralized vein systems," said Javier Reyes, Chair and Interim Chief Executive Officer. "Our ongoing drilling continues to improve our understanding of the mineralized systems and identify opportunities beyond current mining areas. Our objective isn't simply to replace what we mine, but also to continue discovering and defining mineralization with the potential to extend mine life, grow our resource base and create long-term shareholder value. We believe we're only beginning to unlock Don David's full potential."

Table 1. Selected Drill Results from the Arista Mine: Arista (ART) and Three Sisters-Gloria (3SG) Vein Systems,

and the Alta Gracia Mine (AGR).

Notes: ETW = Estimated True Width. AuEq is calculated using gold and silver only, based on metal prices of US$3,680/oz Au and US$49.62/oz Ag and 2026 YTD DDGM plant recovery assumptions of 76.79% Au and 81.28% Ag. The resulting recovery-adjusted Au:Ag equivalency ratio is approximately 70.07:1. Individual values may not sum due to rounding.

Table 2. Drill Hole Collar and Orientation Information

Notes: Coordinates are reported in UTM Zone 14N, WGS 84. Azimuth and dip represent surveyed hole orientations at the collar (0 m). Total depth represents the final recorded hole depth.

Detailed Target Descriptions and Maps

Selected results presented in Table 1 are previously unpublished drill results from the second half of 2025 and from drilling completed during the seven months ended July 31, 2026. The following sections provide geological context for these results, including their relevance to production replacement and near-term mine planning, extensions of mineralized vein systems with potential for future resource additions, and the advancement of exploration targets at the Arista and Alta Gracia mines.

Arista Mine Plan View - 2026 Drill Holes through July 31, 2026, with Selected 2025-2026 Results Highlighted

+807750 E
+808500 E
+809250 E
+810000 E
N
Gloria
Three Sisters-
Gloria
A'
526020
526018
+1847250 N
+1847250 N
Dalia
526035
525086
525080
Switchback
525061
526012
Sadie 1
Sasha 2
Soledad South
Marena
North
Viridiana
A
Splay 31
B'
+1846500 N
+1846500 N
Arista
526010
526031
Gisela
Laura
Candelaria
126007
Goldgroup
Isabel SE
B
Plunge +90
Azimuth 000
Looking down
0
250
500
750
+807750 E
+808500 E
+809250 E
+810000 E

Notes: Selected 2025-2026 drill holes are highlighted in black. All other 2026 drill holes through July 31, 2026 are shown in blue. Existing underground mine development is shown in grey for reference.

Arista Mine – Three Sisters-Gloria Vein Systems

Drilling within the Three Sisters–Gloria vein systems focused on infill and expansion of the Sandy, Sadie and Sasha vein sets, the Dalia vein, and the Gloria vein system. Infill drilling adjacent to current and planned mining areas continued to refine vein geometry and grade distribution, supporting ongoing production replacement and near-term mine planning. Drilling from the Level 800 Gloria drill station intersected multiple mineralized structures, including Gloria and associated splays, improving the geological interpretation and identifying additional areas for follow-up drilling. Three Sisters has progressed from an exploration target into an established source of mine feed, while the broader Three Sisters–Gloria area remains a priority for continued resource definition and potential future resource additions.

Cross Section A–A′ – North Arista and Three Sisters–Gloria Vein Systems – Selected 2025–2026 Drill Holes

Notes: Selected 2025-2026 drill holes are highlighted in black. Other 2026 drill holes through July 31, 2026 are shown in grey. Existing underground mine development is shown in brown for reference.

Hole No. 525086 – Sadie 1: 1.92 meters ETW grading 13.49 g/t Au, 931 g/t Ag and 26.78 g/t AuEq, including 1.11 meters ETW grading 20.00 g/t Au, 1,155 g/t Ag and 36.48 g/t AuEq.

Hole No. 526018 – Sandy 5: 5.59 meters ETW grading 1.29 g/t Au, 413 g/t Ag and 7.18 g/t AuEq, including 1.63 meters ETW grading 1.67 g/t Au, 969 g/t Ag and 15.50 g/t AuEq.

Hole No. 526035 – Gloria: 3.80 meters ETW grading 3.39 g/t Au, 74 g/t Ag and 4.44 g/t AuEq, including 0.74 meters ETW grading 5.44 g/t Au, 107 g/t Ag and 6.97 g/t AuEq. Splay Gloria: 4.40 meters ETW grading 0.57 g/t Au, 31 g/t Ag and 1.01 g/t AuEq.

Hole No. 525061 – Marena North: 5.53 meters ETW grading 3.21 g/t Au, 169 g/t Ag and 5.62 g/t AuEq, including 2.56 meters ETW grading 6.32 g/t Au, 287 g/t Ag and 10.42 g/t AuEq.

Hole No. 526012 – Marena North: 4.60 meters ETW grading 1.69 g/t Au, 106 g/t Ag and 3.20 g/t AuEq, including 1.60 meters ETW grading 4.72 g/t Au, 297 g/t Ag and 8.96 g/t AuEq. Splay 31: 10.90 meters ETW grading 0.42 g/t Au, 38 g/t Ag and 0.97 g/t AuEq, including 2.54 meters ETW grading 1.51 g/t Au, 135 g/t Ag and 3.44 g/t AuEq.

Arista Mine – Arista Vein System

Drilling within the Arista vein system focused on infill drilling of established structures, including the Viridiana–Gisela vein set, and on further definition of the Marena North and Splay 31 northwest extensions. Results from areas adjacent to current and planned mining continued to refine vein geometry and support ongoing production replacement and near-term mine planning. Drilling at Marena North and Splay 31 extended the geological interpretation toward the northwest and down-dip. These areas remain open to the northwest, up-dip and down-dip and will require additional drilling to evaluate their potential for future resource additions. Surface expansion drilling also tested the Isabel SE and Laura vein targets, located immediately southwest of the principal underground Arista mine area.

Cross Section B–B′ – Central Arista Vein System and Isabel SE and Laura Targets – Selected 2026 Drill Holes

B
B'
+900
+900
+600
+600
+300
+300
126007
Isabel SE
Laura
Candelaria
Viridiana
526031
526010
Gisela
Goldgroup
3D View - Looking NW
Plunge 00
Azimuth 312
0
100
200
300

Notes: Selected 2026 drill holes are highlighted in black. Other 2026 drill holes through July 31, 2026 are shown in grey. Existing underground mine development is shown in brown for reference.

Hole No. 526010 – Viridiana: 5.59 meters ETW grading 0.49 g/t Au, 442 g/t Ag and 6.80 g/t AuEq, including 1.78 meters ETW grading 0.51 g/t Au, 1,309 g/t Ag and 19.19 g/t AuEq.

Hole No. 526031 – Viridiana: 4.19 meters ETW grading 0.33 g/t Au, 662 g/t Ag and 9.77 g/t AuEq, including 2.07 meters ETW grading 0.21 g/t Au, 1,134 g/t Ag and 16.40 g/t AuEq.

Hole No. 126007 – Isabel SE: 0.57 meters ETW grading 6.54 g/t Au, 136 g/t Ag and 8.48 g/t AuEq.

Alta Gracia Mine – Mirador and Independencia Vein Systems

Exploration drilling at the Alta Gracia Mine recommenced in mid-November 2025 with surface drilling targeting the southwest extension of the Mirador vein system toward the Independencia system. From the restart of drilling through July 31, 2026, the Company completed a total of 6,101 meters of surface and underground drilling in 29 holes at Alta Gracia. The program has progressed from surface expansion drilling to underground infill and expansion drilling with a primary focus on the Independencia, Independencia West and related vein structures.

Mining at Alta Gracia restarted on February 20, 2026. The ongoing exploration drilling program has continued to improve the geological understanding of the mineralized vein systems. Drilling has returned significant silver-gold intercepts from the Mirador West, Independencia West and Independencia South RM1 veins, supporting current mine planning and identifying areas for additional follow-up drilling and potential future resource additions. More recently, exploration drilling has begun evaluating additional targets, including the San Juan vein set immediately southeast of the Independencia vein system. Alta Gracia mineralization is predominantly silver-bearing with subordinate gold and generally contains lower base-metal concentrations than the polymetallic vein systems at the Arista Mine.

Alta Gracia Mine Plan View – 2025-2026 Drill Holes Through July 31, 2026

+1848600 N
+793800 E
+794100 E
+794400 E
Mirador
N
Mirador -W
425005
Mirador
Independencia NE
426001
A
Independencia
426007
426014
426017
Independencia E
+1848300 N
Independencia W
San Juan
+1848000 N
Victoria
Goldgroup
A'
Plunge +90
Azimuth 000
Looking down
0
100
200
300

Notes: Selected 2025-2026 drill holes are highlighted in black. All other 2025-2026 drill holes through July 31, 2026 are shown in blue. Existing underground mine development is shown in grey for reference.

Cross Section A–A′ – Independencia Vein System, San Juan and Victoria Veins – Selected 2026 Drill Holes

A
A'
Independencia - W
Alejandra
Luz
Ind S-RM1
Lucia
+1500
426007
426014
426017
San Juan
Victoria
+1350
Ind - E
Goldgroup
3D View - Looking NE
Plunge 00
Azimuth 046
0
50
100
150

Notes: Selected 2026 drill holes are highlighted in black. Other 2026 drill holes through July 31, 2026 are shown in grey.

Existing underground mine development is shown in brown for reference.

Hole No. 426001 – Mirador West: 2.08 meters ETW grading 0.40 g/t Au, 363 g/t Ag and 5.59 g/t AuEq, including 1.00 meter ETW grading 0.74 g/t Au, 697 g/t Ag and 10.69 g/t AuEq.

Hole No. 426014 – Independencia South RM1: 2.11 meters ETW grading 0.42 g/t Au, 271 g/t Ag and 4.28 g/t AuEq, including 0.70 meters ETW grading 0.69 g/t Au, 530 g/t Ag and 8.26 g/t AuEq. Independencia W1: 2.55 meters ETW grading 1.66 g/t Au, 1,695 g/t Ag and 25.85 g/t AuEq, including 0.95 meters ETW grading 3.00 g/t Au, 3,460 g/t Ag and 52.38 g/t AuEq.

Hole No. 426017 – Independencia South RM1: 3.26 meters ETW grading 3.34 g/t Au, 1,079 g/t Ag and 18.75 g/t AuEq, including 0.73 meters ETW grading 8.49 g/t Au, 2,820 g/t Ag and 48.74 g/t AuEq. Independencia W1: 2.33 meters ETW grading 0.63 g/t Au, 171 g/t Ag and 3.08 g/t AuEq, including 0.39 meters ETW grading 0.84 g/t Au, 361 g/t Ag and 5.99 g/t AuEq.

Quality Assurance, Quality Control and Data Verification

All drill core samples reported in this release were collected under the supervision of qualified geological personnel at the Don David operations. Drill core was logged, photographed, marked for sampling and typically halved using a diamond saw. Sample security and chain-of-custody procedures were maintained from the drill site through delivery to the analytical laboratory. The quality assurance and quality control program included the regular insertion of certified reference materials, blanks and duplicate samples.

All selected results presented in Table 1 and throughout this release are based on analyses performed by ALS Global (Vancouver, BC, Canada), an independent laboratory accredited to ISO/IEC 17025:2017. Assays from the DDGM lab are used for operational/check purposes only. The Company maintains a rigorous QA/QC program, including the insertion of certified reference materials, blanks, and duplicates, to monitor assay accuracy and precision across both laboratories.

Samples were prepared at ALS Global in Hermosillo, Mexico and analyzed at ALS Global in Vancouver, Canada, an independent laboratory accredited to ISO/IEC 17025:2017 and ISO 9001:2015, and at the Company-operated DDGM mine laboratory in Oaxaca, Mexico. The DDGM mine laboratory is not independent of the Company and is not ISO accredited. All selected results in this release are based on ALS results. Duplicate samples analyzed at the DDGM mine laboratory were used to compare results with those returned by ALS. No material discrepancies were identified in the results disclosed in this release.

At ALS, gold was analyzed using a 30-gram fire assay with an atomic absorption spectroscopy finish. Silver was analyzed using aqua regia digestion of 0.5 g sample followed by an ICP-AES finish. Any sample exceeding 100 ppm silver was reanalyzed using an aqua regia digestion on a 0.4 g sample, followed by an ICP-AES finish. Any samples exceeding 1,500 ppm silver were reanalyzed using a 30 g fire assay with a gravimetric finish. Copper, lead, and zinc were analyzed using aqua regia digestion of a 0.5 g sample followed by an ICP-AES finish. Any sample with copper, lead, or zinc concentrations exceeding 10,000 ppm was reanalyzed using ore-grade methods. The DDGM mine laboratory uses fire-assay and multi-element digestion methods for gold, silver and base metal analysis under established internal QA/QC protocols, and its results are routinely cross-validated against those from ALS Global.

The Qualified Person verified the data disclosed in this release through review of original assay certificates, drill logs, collar and downhole survey information, sampling records, QA/QC results and the drill-hole database. Selected composite intervals, Estimated True Width calculations and AuEq grades were also independently checked against the underlying analytical and geological data. No material limitations or issues affecting the reliability of the disclosed results were identified.

Qualified Person

The scientific and technical information contained in this news release was prepared under the supervision of and has been reviewed and approved by David R. Turner, B.Sc., MAIG, Director of Geology of Goldgroup Mining Inc., a Qualified Person as defined by National Instrument 43-101. David R. Turner is an employee of the Company and is not independent of the Company.

About Goldgroup Mining Inc.

Goldgroup is a Canadian-based precious metals company focused on building a premier intermediate gold and silver producer through disciplined operations, organic growth and strategic acquisitions. The Company owns producing mines and development-stage assets in Mexico, together with the Back Forty Project in Michigan, providing multiple opportunities for resource growth, production expansion and long-term value creation.

The Company’s portfolio includes the producing Don David Gold Mine in Oaxaca, the Cerro Prieto Gold Mine and the San Francisco Project in Sonora, Mexico, together with the Back Forty Project in Michigan.

Goldgroup is led by an experienced team with extensive expertise in mine development, operations, exploration and corporate finance throughout the Americas.

For additional information, please visit www.goldgroupmining.com.

On behalf of the Board of Directors

“Javier Reyes”

Javier Reyes, Chairman and Interim CEO

For more information:

+1 (604) 306-6867
410 – 1111 Melville St.
Vancouver, BC, V6E 3V6

www.goldgroupmining.com
ir@goldgroupmining.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Notes Regarding Forward-Looking Information

Certain information contained in this news release may be considered "forward-looking information" within the meaning of applicable Canadian securities law and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to analyses and other information that are based on forecasts of future results, as well as estimates and assumptions of management.

These forward-looking statements reflect Goldgroup's current internal projections, expectations or beliefs and are based on information currently available to Goldgroup. In some cases, forward-looking information can be identified by terminology such as "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "projects," "potential," "scheduled," "forecast," "budget" or the negative of those terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Forward-looking information in this news release includes, but is not limited to, statements regarding the potential for ongoing infill and expansion drilling to support production replacement and near-term mine planning; the potential for continued exploration and drilling to extend mine life and support future mineral resource growth; the continuity and extension of mineralized vein systems at the Arista and Alta Gracia mines; the potential for areas identified through drilling to contribute to future mineral resource additions; planned follow-up, infill and expansion drilling; the continued evaluation and advancement of exploration targets; and the potential significance of mineralized structures and extensions that remain open for further exploration.

Forward-looking information is based on a number of assumptions that management believes are reasonable as of the date of this news release, including assumptions regarding the accuracy and reliability of assay, survey and geological data; the interpretation and continuity of mineralized structures; Estimated True Width calculations; the availability of drill rigs, personnel, underground access and other required infrastructure; the availability of sufficient funding to carry out planned exploration activities; prevailing metal prices and other assumptions used in calculating AuEq values; and the ability of the Company to continue its exploration and mining activities as currently contemplated.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to materially differ from those reflected in the forward-looking information. Such risks include, without limitation, the possibility that additional drilling will not confirm the interpreted continuity, grade or width of mineralized structures; that mineralized extensions or exploration targets will not result in the definition or addition of mineral resources or mineral reserves or an extension of mine life; changes in metal prices, recoveries, operating costs or other economic assumptions; delays or interruptions related to drilling, underground access, equipment, personnel, permitting or operations; geological and technical uncertainties inherent in mineral exploration and resource estimation; and regulatory, environmental, community, political, financing and other risks associated with mineral exploration and mining. Additional risk factors and uncertainties include the risk factors disclosed in Goldgroup's annual information form dated June 10, 2026 and other continuous disclosure materials available under the Company's profile on SEDAR+ at www.sedarplus.ca. Any and all of the forward-looking information contained in this news release is qualified by these cautionary statements.

Although Goldgroup believes that the forward-looking information contained in this news release is based on reasonable assumptions, readers cannot be assured that actual results will be consistent with such statements. Accordingly, readers are cautioned against placing undue reliance on forward-looking information. Goldgroup expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, events or otherwise, except as may be required by, and in accordance with, applicable securities laws.